SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated January 31, 2019.

TRANSLATION

Buenos Aires, January 31, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Incentive Program for Investments in Natural Gas Production Developments from Unconventional Reservoirs pursuant to Resolution 46-E/2017 of the former Ministry of Energy and Mining (the “Program” or “Resolution 46”).

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations. In that respect, we inform that the Governmental Secretariat of Energy (the “Secretariat”), in a meeting held with several participants of the oil and gas industry, notified certain considerations relating to the scope and conditions of the Program, which differ from what was originally envisaged and that have a negative effect on both the projects that were pending receipt of formal approval from the Secretariat, and on the amounts to be received under projects which had previously been approved under the Program.

YPF S.A. (the “Company”) estimates that the negative impact on the net result for fiscal year 2018 is of approximately US$60 million.

Additionally, the Company is analyzing the evolution of the different variables of the local natural gas market, such as the year round excess supply except for the winter season, in order to evaluate whether or not to continue with the investments in those unconventional gas development projects which will not receive the benefit of the Program, given that some of the basic premises that supported the initial decision to carry out the investments have now been modified.

Finally, we inform that the Company will analyze any other measure derived from the changes recently informed.

Yours faithfully,

Diego Celaá Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 31, 2019	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer